Exhibit 99.5
Sify Limited
Regd. Office: Tidel Park, 2nd Floor, 4, Canal Bank Road
Taramani, Chennai 600 113, India.
CHAIRMAN’S LETTER
Dear shareholder,
I would like to introduce myself to you, and tell you a little bit about my hopes and expectations for Sify. And, more importantly, thank you for your continued interest in Sify.
I would like you to know that I take your commitment to Sify very seriously, and intend to do everything I can to make your decision to invest in Sify a good one. In fact, as Sify’s largest single investor, I can honestly say that my objectives are very much aligned with your own!
No one can predict the future, and no one can guarantee that we will achieve all our goals. But you will see that we do indeed have an exciting vision for Sify — a vision of a vibrant, growing company that will continue to establish firm roots in India, but will also branch out vigorously into the global marketplace.
Sify Today. To understand where Sify is going, we need first to understand where it is today:
Financials. On the financial front, fiscal 2005 was a pivotal year for Sify. The company’s revenues grew significantly, increasing by approximately 30% over the previous year. At the same time, the Company reported its first quarter of net profits (Q4 of 2005). In other words, Sify achieved net profitability — which has continued into fiscal year 2006 — while expanding aggressively. This theme of profitable growth is an important one for the company, and will be used by management to help determine the ongoing balance between investing for the future while maintaining a focus on the bottom line.
Business Operations. Sify’s operations are organized into three core business units: Enterprise Solutions, Access Media and Internet Portals.
The Enterprise Solutions_business unit consists of two components: Infrastructure Management Services (IMS), which is a clear leader in providing Network and Hosting services to enterprises in India, and now offers its services in the US; and Application Solutions, which provides enterprise customers with software solutions as well as intranet and extranet web solutions for their in-house or outsourced office functions. This business unit contributed 52% of Sify’s revenues in the last fiscal year.
Sify’s Access Media business unit boasts the largest branded cyber cafe chain in India (possibly the world), and is also the leading private provider of broadband residential internet access in India. With more than 3,400 locations and over 22,000 PCs in 154 cities, Sify’s franchised chain of ‘Iway’ broadband cyber cafés is, by far, the market leader in the cyber café segment. This is significant as over 65% of India’s Internet users access it from cyber cafés because of very low PC penetration in the country. Each of these 3,400 cafes represents an access point for the introduction of add-on services (to date, VOIP and PC Gaming) that attract users and increase income streams. The Access Media business unit’s deep cyber café penetration across India also provides an excellent platform for e-commerce, printing and advertising applications which are under development.
The key asset in Sify’s Portals business is Sifymax.com, Sify’s broadband Internet portal. Why? Because each PC across the Iway chain is set to Sifymax.com for its home page. Management believes that the portal business unit is poised for expansion and increased market share due to: (i) Sify’s investment in broadband content, including live streaming and on-demand video and audio content tailored for Indian audiences (there is no other destination in India for such varied and state-of-the-art broadband content); and (ii) Sify’s dominant position in the home broadband access and cyber café segments, which are the channels that are likely to support the bulk of the expected explosion in India’s domestic consumer internet usage. Tailored for India’s diverse landscape, Sify distributes content in five different Indian language sites in addition to English, making high quality content available to a wider audience than anyone else. E-mail is available in 14 languages. And, as a model for future international development, the company is targeting the unique needs of India’s different metro cities with city-centric portals (to date, Bangalore and Mumbai, with additional launches under development). Additional portal assets include Sify.com, Sify’s leading narrowband portal, and Samachar.com, the market’s leading portal for Non-Resident Indians worldwide.

Sify Limited
Sify Tomorrow. Sify today is a good company, with three strong business units, solid revenue growth, and recent achievement of net profitability. But late last year, when I paid approximately USD $100 Million (approximately USD $37 million of which went directly to Sify through expansion of equity) for approximately 42% of Sify’s stock, I was not buying “Sify today”! I was buying into “Sify tomorrow,” the Sify that I envisioned might come to be. And now, as Chairman of the Board, and CEO of Sify, I am pleased to join with the rest of Sify’s management team in an effort to make this vision come true.
And what is that vision? What are management’s objectives for Sify?
We have three core objectives for the company.
First, expansion with profitability: As we continue to pursue revenue growth opportunities aggressively (including through the use of the company’s cash reserves, if appropriate, for growth and acquisitions), we will focus considerable attention and effort on continued operational efficiency, with the intention that new income streams be reflected significantly in the company’s bottom line.
Second, leveraging synergies across business lines: The synergies among the company’s three core business units give Sify a significant competitive advantage over its rivals. For example, Sify’s roll-out of VOIP telephony throughout the Iway chain gave the company the expertise to enter the VOIP business as an Enterprise service for its corporate customers. Management intends to exploit these synergies aggressively and effectively. In particular, Sify will continue and expand the use of its dominant chain of over 3,400 cyber cafes to channel users to the Sifymax.com Portal, also allowing the nationwide network deployed for Sify’s IP/VPN business to provide low cost and high quality broadband access throughout the chain, and for Internet access at home.
Third, achieving a strong global presence: Management is challenging each business unit to look beyond India in defining its target market. Certainly Sify will continue to focus on domestic opportunities, but at the same time management intends that Sify’s world class products and services have a full and fair chance to compete in foreign markets, enabling growth well beyond that which can be achieved domestically. These efforts are under way, primarily with our expansion of Sify’s IMS business in North America. The Directors’ Report includes several important successes on this front, and additional efforts are in progress.
I would like to thank you once again for your support of the company. And, in the words of the poet Tennyson, I welcome you to the adventure that lies ahead:
Come, my friends,
It is not too late to seek a newer world.
Push off, and sitting well in order smite
The sounding furrows; for my purpose holds
To sail beyond the sunset, and the baths
Of all the western stars. . ..
Raju Vegesna
Chairman of the Board and CEO
Sify Limited